ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

July 3, 2014

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:	Northern Lights Fund Trust II (the “Trust” or “Registrant”) Post-Effective Amendment No. 151 to the Trust’s Registration Statement on Form N-1A, filed on May 2, 2014 File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on June 10, 2014, relating to Post-Effective Amendment No. 151 to the Trust’s Registration Statement on Form N-1A filed on May 2, 2014 regarding the Inflation Hedges Strategy Fund (the “Fund”), a series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #1

Please insert parenthetical that expresses amount of maximum deferred sales charge as a percentage of the offering price, net asset value at redemption or both, as appropriate.

Response #1

We have inserted a parenthetical that expresses an amount of maximum deferred sales charge as a percentage of the lower of the offering price or the net asset value of the shares at the time of redemption. Please see the revised fee table below.

Fees and Expenses of the Fund.  This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on Class A shares if you invest, or agree to invest in the future, at least $25,000 in the Fund.  More information about these and other discounts is available from your financial professional and under “Shareholder Information – More About Class A Shares” beginning on page 22 of this Prospectus.

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I	Class R
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.50%	None	None	None
Maximum Deferred Sales Charge (Load) (as a % of the lesser of the original offering price or their NAV at redemption)	1.00%(1)	None	None	None
Redemption Fee (as a percentage of amount redeemed within 60 days of purchase)	2.00%	2.00%	2.00%	2.00%
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.60%	1.60%	1.60%	1.60%
Distribution and Service (Rule 12b-1) Fees	0.25%	1.00%	0.00%	0.25%
Other Expenses	6.62%	6.62%	6.62%	6.62%
Acquired Fund Fees and Expenses(2)	0.36%	0.36%	0.36%	0.36%
Total Annual Fund Operating Expenses	8.83%	9.58%	8.58%	8.83%
Fee Waiver/Expense Reimbursement	(6.59)%	(6.59)%	(6.59)%	(6.59)%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement(3)	2.24%	2.99%	1.99%	2.24%

(1)

A maximum contingent deferred sales charge (“CDSC”) of 1.00% may apply to certain redemptions of Class A shares made within the first 12 months of their purchase when an initial sales charge was not paid on the purchase.

(2)  Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies and do not include the cost of investing in Underlying Pools, which are not investment companies.  The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

(3)

Pursuant to an operating expense limitation agreement between North Peak Asset Management LLC (the “Adviser”) and the Fund, the Adviser has agreed to waive its fees and/or absorb expenses of the Fund to ensure that Total Annual Fund Operating Expenses (excluding any front-end or contingent deferred loads, brokerage fees and commissions, acquired fund fees and expenses, borrowing costs (such as interest and dividend expense on securities sold short), taxes and extraordinary expenses such as litigation) for the Fund do not exceed 1.88%, 2.63%, 1.63% and 1.88%, of the Fund’s average net assets, for Class A. Class C, Class I and Class R shares, respectively, through March 31, 2016  This operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees.  The Adviser is permitted to receive reimbursement of any excess expense payments paid by it pursuant to the operating expense limitation agreement in future years on a rolling three year basis, as long as the reimbursement does not cause the Fund’s annual operating expenses to exceed the expense cap.

Comment #2

Please delete line items for subsidiary expenses and remaining other expenses as it appears that they are not being charged or explain.

Response #2

The Registrant confirms that there were no subsidiary expenses for the last fiscal period. Accordingly, we have deleted the line items in response to your comment. Please see the revised fee table provided in Response #1.

Comment #3

  Please include interest and dividend expenses on securities sold short in other expenses if a significant expense if fund notion that securities sold short.  We notice that securities sold short is a principal risk of Fund.

 Response #3

  The Registrant confirms that no such expenses have been incurred during the last fiscal period disclosed in the table.

Comment #4

Please explain why Acquired Fund Fees and Expenses are estimated.  We note that Fund is not new.

Response #4

The Acquired Fund Fees and Expenses are for actual expenses incurred during the Fund’s last fiscal period. The fee table has been revised in response to your comment. Please see Response #1 above.

Comment #5

Please delete footnote 3 because it is not dated at least one year from the effective date of the Fund’s registration statement.

Response #5

The date of the expense limitation agreement has been revised in response to your comment. Please see Response #1 above.

Summary Section - Portfolio Turnover

Comment #6

  Please disclose the period for the Fund’s portfolio turnover since the Fund has been in operation for less than one year.

Response #6

The disclosure has been revised to reflect the period for the Fund’s portfolio turnover. The disclosure now states:

“For the 10 month fiscal period ended November 30, 2013, the Fund’s portfolio turnover rate was 41% of the average value of the portfolio.”

Summary Section - Principal Investment Strategies

Comment #7

Please revise the description of the following terms and phrases to conform to the Commissions plain English requirements and make conforming changes throughout the registration statement.

Commodity Strategy

•

Structured notes

•

Financial leverage

•

Micro investing

•

Short-term, systematic trading

•

Counter trend or mean reversion strategies

Inflation Linked Bonds and Leveraged Loan Strategies

•

Hedging

 Please revise the third sentence from bottom of the third full paragraph to be in plain English.

Response #7

We have revised the disclosure in response to your comment in both the Summary Section and the Statutory Prospectus. Please see the revised disclosure below.

Summary Section.

Principal Investment Strategies. The Adviser is responsible for developing, constructing and monitoring the asset allocation and portfolio strategy for the Fund.  The Adviser believes that the Fund’s investment reward and risk characteristics can be enhanced by employing multiple sub-advisory firms to manage the assets of the Fund using a “manager of managers” approach.  The Adviser has selected and oversees multiple sub-advisers who manage separate segments of the Fund’s portfolio using distinct, complimentary investment styles. The Fund seeks to achieve its investment objectives using three principal strategies.  Each of the three strategies may be managed by one or more sub-advisers who are unaffiliated with the Adviser or its affiliates. The Fund’s three strategies are as follows:

Commodity Strategy. The Fund will provide exposure to a broad spectrum of commodities by investing up to 25% of its total assets (measured at the time of investment) in one or more wholly-owned and controlled subsidiaries (each a “Subsidiary” and collectively, the “Subsidiaries”).  The Fund’s aggregate investment in the Subsidiaries will not exceed 25% of the Fund’s total assets. The Commodities Strategy will be managed by the Adviser and one or more sub-advisers who will oversee assets in a corresponding Subsidiary.

Each Subsidiary will invest directly in commodity futures and options on futures and may also invest in swap contracts and structured notes, including exchange traded notes or “ETNs,” as well as exchange traded funds (“ETFs”) and other exchange traded products, such as exchange traded commodity pools (collectively, “ETPs”). Each sub-adviser assigned to the Commodity Strategy invests according to a sub-strategy in one or a combination of (i) options, (ii) futures, (iii) forwards or (iv) spot contracts, each of which may be tied to (a) commodities, (b) financial indices and instruments, (c) foreign currencies, or (d) equity indices.  Swap contracts (including but not limited to credit default swaps, interest rate swaps, and total return swaps) are contracts between parties where the parties agree to exchange payments with each other. These payments include fixed-rate payments, floating-rate payments, returns on some benchmark index or benchmark portfolio (such as the return on a commodities index or portfolio of commodities futures), and payments triggered by default on some underlying bond or other debt instrument.  The Fund may invest in structured notes, which are debt obligations that also contain an embedded derivative component with characteristics that adjust the obligation's risk/return profile.  The return performance of a structured note will track that of the underlying debt obligation and the derivative embedded within it.  For example, a structured note may pay both a fixed-rate coupon (like a normal bond) and a variable payment that is linked to the return on a commodities index or portfolio of commodities futures. The Commodity Strategy’s sub-strategies may include investment styles such as (i) long term trend-following, (ii) discretionary macro investing based on economic fundamentals and value, (iii) specialized approaches to specific or individual market sectors such as financials, equities, currencies, energy, metals, and agricultural commodities, (iv) short-term systematic trading, and (v) counter-trend or mean reversion strategies.  Short-term systematic trading refers to the use of a set of organized rules to identify opportunities for investment. Counter-trend and mean reversion strategies are strategies based on the theory that prices and returns move back toward the mean or average over time. Commodity strategy investments will be made without restriction as to issuer capitalization, country or currency.

Futures contracts are contractual agreements to buy or sell a particular currency, commodity or financial instrument at a pre-determined price in the future.  The Fund’s use of futures contracts (including options on futures contracts) through its investment in the Subsidiaries will have the economic effect of leverage. Leverage is the magnification of exposure to the swings in prices of a commodity underlying such an instrument and results in increased volatility, which means the Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund does not use such instruments that have a leveraging effect.  Leveraging tends to magnify, sometimes significantly, the effect of any increase or decrease in the Fund’s exposure to a commodity and may cause the Fund’s net asset value to be volatile.  For example, if the Adviser seeks to gain enhanced exposure to a specific commodity through an instrument providing leveraged exposure to the commodity and that instrument increases in value, the gain to the Fund will be magnified; however, if that investment decreases in value, the loss to the Fund will be magnified.  A decline in the Fund’s assets due to losses magnified by leveraged instruments may require the Fund to liquidate portfolio positions when it may not be advantageous to do so.  There is no assurance that the Fund’s use of leveraged instruments will enable the Fund to achieve its investment objective.

As a result of the Fund’s strategy, the Fund may have highly leveraged exposure to one or more commodities at times.  The 1940 Act and the rules and interpretations thereunder impose certain limitations on the Fund’s ability to use leverage; however, the Fund is not subject to any additional limitations on its net long and short exposures.  For example, the Fund could hold instruments that provide five times the net return of a broad or narrow-based securities index.  For more information on these and other risk factors, please see the “Principal Risk Factors” section of the Prospectus.

Inflation Linked Bonds and Leveraged Loans Strategies.  The inflation linked bonds strategy uses fixed income security selection strategies in inflation indexed bonds of both developed and emerging market countries. Like conventional bonds, inflation-indexed bonds generally pay interest at fixed intervals and return the principal at maturity. Unlike conventional bonds, an inflation-indexed bond’s principal or interest is adjusted periodically to reflect changes in a specified inflation index. Inflation-indexed bonds are designed to preserve purchasing power over the life of the bond while paying a “real” rate of interest (i.e., a return over and above the inflation rate). These bonds are generally issued at a fixed interest rate that is lower than that of conventional bonds of comparable maturity and quality, but they generally retain their value against inflation over time.

The inflation linked bonds strategy also invests in U.S. Treasury securities including repurchase agreements collateralized fully by U.S. Treasury securities. The sub-adviser(s) assigned to this strategy intends to utilize short positions in U.S. Treasury securities in order to hedge interest rate risk.

The Fund intends to invest in high quality fixed income securities backed by the U.S. government.  However, the Fund may also invest in income producing floating rate loans and other floating rate debt securities. The leveraged loans strategy invests in income producing floating rate loans and other floating rate debt securities. The Fund invests primarily in senior floating rate loans of domestic and foreign borrowers (“Senior Loans”). Senior Loans typically are of below investment grade quality and have below investment grade credit ratings, which ratings are associated with securities having high risk, speculative characteristics (sometimes referred to as “junk”). Until assets reach a level necessary to build a diversified portfolio of individual leveraged loans and other securities, the strategy will attempt to produce some of the income and return characteristics of the leveraged loan and high yield corporate bond markets using derivatives instruments, including swaps on credit indices as well as ETFs, ETNs, or other ETPs. Thereafter, the strategy will utilize such derivatives when deemed appropriate by the portfolio manager.  The Fund will invest in fixed income securities without any limitation with respect to maturity.

Natural Resource Strategy.  The natural resource strategy includes equity and equity-related securities of natural resource-related companies worldwide, including investing in emerging markets. Natural resource-related companies include companies that own or develop energy, metals, forest products and other natural resources, or supply goods and services to such companies.  The Fund seeks to invest in companies that are expected to benefit from rising demand for natural resources and natural resource-based products and services. The Fund invests in four major sectors: (1) energy, (2) metals and mining, (3) forest products and (4) other natural resource-based companies.  The strategy also includes master-limited partnerships (“MLPs”) focused on the natural resources and energy sectors.  The Fund may invest in common units, preferred units, debt, or general partnership interests of MLPs, and may invest up to 25% of its total assets in such securities.

The Fund may invest up to 25% of its total assets in the Subsidiaries collectively. Each Subsidiary is a wholly-owned and controlled subsidiary of the Fund, organized under the laws of the Cayman Islands as an exempted company. Generally, a Subsidiary will invest primarily in commodity futures and swaps on commodity futures but it may also invest in financial futures, option and swap contracts (including but not limited to credit default swaps, interest rate swaps, and total return swaps), fixed income securities, pooled investment vehicles, including those that are not registered pursuant to the 1940 Act, and other investments intended to serve as margin or collateral for the Subsidiary’s derivative positions. The Fund will invest in a Subsidiary in order to gain exposure to the commodities markets within the limitations of the federal tax laws, rules and regulations that apply to registered investment companies. Unlike the Fund, the Subsidiaries may invest without limitation in commodity-linked derivatives, however, the Subsidiaries will comply with the same 1940 Act asset coverage requirements with respect to its investments in commodity-linked derivatives that are applicable to the Fund’s transactions in derivatives. The Fund may invest in derivative instruments for a variety of purposes, including but not limited to hedging, speculation, and the creation of synthetic securities or exposures. “Hedging” is making an investment to reduce the risk of adverse price movements in an asset. Normally, hedging means taking an offsetting position in a related security.

The Adviser will generally allocate management of each strategy to a sub-adviser to manage in accordance with the strategy although the Adviser retains the right to manage Fund assets directly in accordance with a strategy. The allocations may vary, however, the Adviser anticipates that the Fund will allocate approximately up to 25% of its assets to the commodities strategy and approximately between 30% and 60% of its assets to the inflation linked bonds & leveraged loan strategies and between 20% and 50% to the natural resource strategy.  However, as market conditions change the portion allocated may be higher or lower.

Statutory Prospectus.

The Adviser is responsible for developing, constructing and monitoring the asset allocation and portfolio strategy for the Fund.  The Adviser believes that the Fund’s investment reward and risk characteristics can be enhanced by employing multiple sub-advisory firms to manage the assets of the Fund using a “manager of managers” approach.  The Adviser has selected and oversees multiple sub-advisers who manage separate segments of the Fund’s portfolio using distinct, complimentary, investment styles.  The Adviser monitors each sub-adviser daily and evaluates them quarterly.  The Fund seeks to achieve its investment objectives using three principal strategies.  Each of the three strategies may be managed by one or more sub-advisers who are unaffiliated with the Adviser or its affiliates. The Fund’s three strategies are as follows:

Commodity Strategy. The Fund will provide exposure to a broad spectrum of commodities by investing up to 25% of its total assets (measured at the time of investment) in one or more wholly-owned and controlled subsidiaries (each a “Subsidiary” and collectively, the “Subsidiaries”).  The Fund’s aggregate investment in the Subsidiaries will not exceed 25% of the Fund’s total assets. The Commodities Strategy will be managed by the Adviser and one or more sub-advisers who will oversee assets in a corresponding Subsidiary.

Each Subsidiary will invest directly in commodity futures and options on futures and may also invest in swap contracts and structured notes, including exchange traded notes or “ETNs,” as well as exchange traded funds (“ETFs”) and other exchange traded products, such as exchange traded commodity pools (collectively, “ETPs”). Each sub-adviser assigned to the Commodity Strategy invests according to a sub-strategy in one or a combination of (i) options, (ii) futures, (iii) forwards or (iv) spot contracts, each of which may be tied to (a) commodities, (b) financial indices and instruments, (c) foreign currencies, or (d) equity indices.  Swap contracts (including but not limited to credit default swaps, interest rate swaps, and total return swaps) are contracts between parties where the parties agree to exchange payments with each other. These payments include fixed-rate payments, floating-rate payments, returns on some benchmark index or benchmark portfolio (such as the return on a commodities index or portfolio of commodities futures), and payments triggered by default on some underlying bond or other debt instrument.  The Fund may invest in structured notes, which are debt obligations that also contain an embedded derivative component with characteristics that adjust the obligation's risk/return profile.  The return performance of a structured note will track that of the underlying debt obligation and the derivative embedded within it.  For example, a structured note may pay both a fixed-rate coupon (like a normal bond) and a variable payment that is linked to the return on a commodities index or portfolio of commodities futures. Commodity sub-strategies may include investment styles such as (i) long term trend-following, (ii) discretionary macro investing based on economic fundamentals and value, (iii) specialized approaches to specific or individual market sectors such as financials, equities, currencies, energy, metals, and agricultural commodities, (iv) short-term systematic trading, and (v) counter-trend or mean reversion strategies.  Short-term systematic trading refers to the use of a set of organized rules to identify opportunities for investment. Counter-trend and mean reversion strategies are strategies based on the theory that prices and returns move back toward the mean or average over time. Commodity strategy investments will be made without restriction as to issuer capitalization, country or currency.

Futures contracts are contractual agreements to buy or sell a particular currency, commodity or financial instrument at a pre-determined price in the future.  The Fund’s use of futures contracts (including options on futures contracts) through its investment in the Subsidiaries will have the economic effect of leverage. Leverage is the magnification of exposure to the swings in prices of a commodity underlying such an instrument and results in increased volatility, which means the Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund does not use such instruments that have a leveraging effect.  Leveraging tends to magnify, sometimes significantly, the effect of any increase or decrease in the Fund’s exposure to a commodity and may cause the Fund’s net asset value to be volatile.  For example, if the Adviser seeks to gain enhanced exposure to a specific commodity through an instrument providing leveraged exposure to the commodity and that instrument increases in value, the gain to the Fund will be magnified; however, if that investment decreases in value, the loss to the Fund will be magnified.  A decline in the Fund’s assets due to losses magnified by leveraged instruments may require the Fund to liquidate portfolio positions when it may not be advantageous to do so.  There is no assurance that the Fund’s use of leveraged instruments will enable the Fund to achieve its investment objective.

As a result of the Fund’s strategy, the Fund may have highly leveraged exposure to one or more commodities at times.  The 1940 Act and the rules and interpretations thereunder impose certain limitations on the Fund’s ability to use leverage; however, the Fund is not subject to any additional limitations on its net long and short exposures.  For example, the Fund could hold instruments that provide five times the net return of a broad or narrow-based securities index.  For more information on these and other risk factors, please see the “Principal Risk Factors” section of the Prospectus.

Inflation Linked Bonds and Leveraged Loans Strategies.  The inflation linked bonds strategy uses fixed income security selection strategies in inflation indexed bonds of both developed and emerging market countries. Like conventional bonds, inflation-indexed bonds generally pay interest at fixed intervals and return the principal at maturity. Unlike conventional bonds, an inflation-indexed bond’s principal or interest is adjusted periodically to reflect changes in a specified inflation index. Inflation-indexed bonds are designed to preserve purchasing power over the life of the bond while paying a “real” rate of interest (i.e., a return over and above the inflation rate). These bonds are generally issued at a fixed interest rate that is lower than that of conventional bonds of comparable maturity and quality, but they generally retain their value against inflation over time.

The inflation linked bonds strategy also invests in U.S. Treasury securities including repurchase agreements collateralized fully by U.S. Treasury securities. The sub-adviser(s) assigned to this strategy intends to utilize short positions in U.S. Treasury securities in order to hedge interest rate risk.

The Fund intends to invest in high quality fixed income securities backed by the U.S. government.  However, the Fund may also invest in income producing floating rate loans and other floating rate debt securities. The leveraged loans strategy invests in income producing floating rate loans and other floating rate debt securities. The Fund invests primarily in senior floating rate loans of domestic and foreign borrowers (“Senior Loans”). Senior Loans typically are of below investment grade quality and have below investment grade credit ratings, which ratings are associated with securities having high risk, speculative characteristics (sometimes referred to as “junk”). Until assets reach a level necessary to build a diversified portfolio of individual leveraged loans and other securities, the strategy will attempt to produce some of the income and return characteristics of the leveraged loan and high yield corporate bond markets using derivatives instruments, including swaps on credit indices as well as ETFs, ETNs, or other ETPs. Thereafter, the strategy will utilize such derivatives when deemed appropriate by the portfolio manager. The Fund will invest in fixed income securities without any limitation with respect to maturity.

Natural Resource Strategy.  The natural resource strategy includes equity and equity-related securities of natural resource-related companies worldwide, including investing in emerging markets. Natural resource-related companies include companies that own or develop energy, metals, forest products and other natural resources, or supply goods and services to such companies.  The Fund seeks to invest in companies that are expected to benefit from rising demand for natural resources and natural resource-based products and services. The Fund invests in four major sectors: (1) energy, (2) metals and mining, (3) forest products and (4) other natural resource-based companies.  The strategy also includes master-limited partnerships (“MLPs”) focused on the natural resources and energy sectors.  The Fund may invest in common units, preferred units, debt, or general partnership interests of MLPs, and may invest up to 25% of its total assets in such securities. The Fund may invest up to 25% of its total assets in the Subsidiaries. Each Subsidiary is a wholly-owned and controlled subsidiary of the Fund, organized under the laws of the Cayman Islands as an exempted company.

Generally, a Subsidiary will invest primarily in commodity futures and swaps on commodity futures but it may also invest in financial futures, option and swap contracts, fixed income securities, pooled investment vehicles, including those that are not registered pursuant to the 1940 Act, and other investments intended to serve as margin or collateral for the Subsidiary’s derivative positions. The Fund will invest in a Subsidiary in order to gain exposure to the commodities markets within the limitations of the federal tax laws, rules and regulations that apply to registered investment companies. Unlike the Fund, the Subsidiaries may invest without limitation in commodity-linked derivatives, however, the Subsidiaries will comply with the same 1940 Act asset coverage requirements with respect to its investments in commodity-linked derivatives that are applicable to the Fund’s transactions in derivatives. The Fund may invest in derivative instruments for a variety of purposes, including but not limited to hedging, speculation, and the creation of synthetic securities or exposures. “Hedging” is making an investment to reduce the risk of adverse price movements in an asset. Normally, hedging means taking an offsetting position in a related security.

The Adviser will generally allocate management of each strategy to a sub-adviser to manage in accordance with the strategy, although the Adviser retains the right to manage Fund assets directly in accordance with a strategy. The allocations may vary, however, the Adviser anticipates that the Fund will allocate approximately up to 25% of its assets to the commodities strategy and approximately between 30% and 60% of its assets to the inflation linked bonds & leveraged loan strategies and between 20% and 50% to the natural resource strategy.  However, as market conditions change the portion allocated may be higher or lower.

The Fund may temporarily depart from its principal investment strategies by holding cash or cash equivalents. It may do this in response to unusual circumstances, such as: adverse market, economic or other conditions (for example, during periods when there is a shortage of appropriate securities); to maintain liquidity to meet shareholder redemptions; or to accommodate cash inflows. The Fund may also hold cash or cash equivalents if a portion of Fund assets has not yet been allocated to a particular investment strategy. Such temporary cash positions could affect the Fund’s investment returns and/or the Fund’s ability to achieve its investment objective. The Fund may also invest in ETFs, ETNs, or other ETPs, such as exchange traded commodity pools. The Fund may invest in such products for a variety of reasons, including to gain exposure to a particular investment strategy.

The Adviser may invest the Fund’s assets in securities and other instruments directly. North Peak Asset Management may exercise this discretion in order to invest the Fund’s assets pending allocation to a sub-adviser, to hedge the Fund against exposures created by the sub-advisers, or to modify the Fund’s exposure to a particular investment or market related risk. Additionally, from time to time, certain of the sub-advisers or their strategies may not be available to the Fund due to such reasons as investment minimums, capacity limitations, regulatory limitations or other imposed constraints. In such instances, the Adviser may invest the Fund’s assets directly. The Adviser may exercise its discretion over unallocated assets to invest Fund assets directly and may reallocate to itself assets previously allocated to a sub-adviser.

Comment #8

Please include disclosure in the principal investment strategies and principal risks relating to the Fund’s investments in exchange traded funds (”ETFs”) and exchanged traded commodity trusts (collectively, ETPs).  We note that the Fund appears to have more than 50% of its assets invested in ETPs as of a recent date.

Response #8

The disclosure has been revised in response to your comment. Please see Response #7 above.

Comment #9

Please revise the investment strategy and related swap risk disclosure to specify the types of swaps in which the Fund will invest (e.g., credit default swaps, interest rate swaps, total return swaps).  Please also clarify the meaning of soft commodities (e.g., coffee, cocoa, and sugar).  Please make conforming charges throughout the Fund’s registration statement as appropriate.

Response #9

The disclosure has been revised in response to your comment. Please see Response #7 above.

Comment #10

Please disclose the purposes for which derivative instruments may be used by the Adviser or Sub-Advisers (e.g., hedging, speculation and/or creation of synthetic securities).

Response #10

The disclosure has been revised in response to your comment. Please see Response #7 above.

Comment #11

We note that the Fund may use a number of derivative strategies.  Please supplementally confirm that when the Fund invests in derivative instruments particularly, total return swaps, it will segregate an appropriate amount of fund assets to cover their obligations.  See generally, Inv. Co. Rel. 10666 (Apr. 18, 1979).  Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provision of the 1940 Act.  See, Inv. Co. Act Rel. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its staff could issue future guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response #11

We confirm that when the Fund invests in derivative instruments including total return swaps, it will segregate fund assets as required.

Comment #12

Please supplementally confirm that the Fund’s disclosure with respect to derivatives, particularly commodity-related instruments, is consistent with the SEC staff’s guidance.  See “IM Guidance Update:  Disclosure & Compliance Matters for Investment Company Registrants that Invest in Commodity Interests” (August 2013).  See also “Derivatives-Related Disclosures by Investment Companies,” Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010).

Response #12

We confirm that the Fund’s disclosure with respect to derivatives is consistent with the SEC staff’s guidance.

Comment #13

The disclosure indicates that until Fund assets reach a certain level the Fund will invest in certain derivative securities to create synthetic exposure to the income and return characteristics of leveraged loan and high yield corporate bond market.  The Fund’s most recent Form N-Q indicates that the Fund’s assets are invested approximately 40% in the Power Shares Senior Loan Portfolio ETF and 10% in a commodity trust ETP.  Please address this inconsistency.

Response #13

The disclosure has been revised to more fully address the Fund’s investments in ETPs. Please see Response #7 above.

Comment #14

In your discussion of master limited partnerships, please define the term “MLP” and describe the types of MLP securities in which the Adviser will invest.  We note that the Fund may invest up to 25% of its assets in MLPs.

Response #14

The disclosure has been revised in response to your comment. Please see Response #7 above.

Comment #15

Please consider describing the types of securities and other investments in which the Adviser may directly invest unallocated assets of the Funds if such assets are expected to be substantial of any given time.

Response #15

We were unclear whether you were referring to assets not allocated to an investment strategy or assets not allocated to a sub-adviser. Assets not allocated to an investment strategy will generally be held in short-term debt securities or cash or cash equivalents. Assets not allocated to a sub-adviser may be invested by the Adviser pursuant to its investment strategies, in which case such assets may be invested in any securities or other investments permitted under such investment strategy. Please see the revised disclosure included under Response #7 above.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Principal Risks of Investing in the Fund

Comment #16

Please consider moving some of the commodities risk described in the Item 9 disclosure to the Principal Risks of Investing in the Fund section of the Prospectus (e.g. liquidity concerns and non-correlation to underlying commodity prices).

Response #16

We have reviewed the noted disclosure and feel that, as revised as described in this letter, the disclosure regarding commodities risk, liquidity concerns and non-correlation risks is sufficient.

Comment #17

Please also clarify whether the terms “notes” and/or “structured notes” also refer to the terms “exchange traded notes” or “ETNs”, where appropriate.  We note that the SAI indicates that the Fund may invest in ETNs.

Response #17

We have revised the disclosure in response to your comment. Please see the revised disclosure below.

Derivatives Risk: The Fund may use derivatives (including commodity futures, options on futures, swap agreements and structured notes) to enhance returns or hedge against market declines.  Structured notes may include exchange traded notes, or “ETNs.” The Fund’s indirect use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities including leverage risk, counterparty default risk and tracking risk.  Tracking risk is the risk that derivative instruments that are intended to track the performance of a certain reference asset (such as a security, commodity, currency, or index) may not be perfect substitutes for such reference assets, and their returns may not be highly correlated to the performance of such reference asset.

The value of a commodity-linked derivative investment typically is based upon the price movements of a physical commodity (such as heating oil, livestock, or agricultural products), a commodity futures contract or commodity index, or some other readily measurable economic variable dependent upon changes in the value of commodities or the commodities markets. The value of these securities will rise or fall in response to changes in the underlying commodity or related benchmark or investment. These securities expose the Fund economically to movements in commodity prices.

It is possible that the Fund could potentially lose more than the principal amount invested in a derivative instrument.

Comment #18

Please consider including a principal risk factor specifically relating to senior/leveraged loans, particularly because of the Fund’s significant investment in such securities through certain portfolio securities (i.e., ETFs).

Response #18

We have revised the disclosure in response to your comment. Please see the revised disclosure below.

Summary Section:

Senior Loans Risk.  The Fund will invest in senior floating rate loans of domestic and foreign borrowers, or Senior Loans. Senior Loans typically are of below investment grade quality and have below investment grade credit ratings, which ratings are associated with securities having high risk, speculative characteristics. There is less readily available, reliable information about most Senior Loans than is the case for many other types of securities. An economic downturn generally leads to a higher non-payment rate, and a Senior Loan may lose significant value before a default occurs. Moreover, any specific collateral used to secure a Senior Loan may decline in value or become illiquid, which would adversely affect the Senior Loan’s value. No active trading market may exist for certain Senior Loans, which may impair the ability of the Fund to realize full value in the event of the need to sell a Senior Loan and which may make it difficult to value Senior Loans.

 Until assets reach a level necessary to build a diversified portfolio of individual Senior Loans and other securities, the Fund will attempt to produce some of the income and return characteristics of the leveraged loan and high yield corporate bond markets using derivatives instruments, including swaps on credit indices as well as ETFs, ETNs, or other ETPs.

Statutory Prospectus:

Senior Loans Risk:  The Fund will invest in senior floating rate loans of domestic and foreign borrowers, or Senior Loans. Senior Loans typically are of below investment grade quality and have below investment grade credit ratings, which ratings are associated with securities having high risk, speculative characteristics. There is less readily available, reliable information about most Senior Loans than is the case for many other types of securities. An economic downturn generally leads to a higher non-payment rate, and a Senior Loan may lose significant value before a default occurs. Moreover, any specific collateral used to secure a Senior Loan may decline in value or become illiquid, which would adversely affect the Senior Loan’s value. No active trading market may exist for certain Senior Loans, which may impair the ability of the Fund to realize full value in the event of the need to sell a Senior Loan and which may make it difficult to value Senior Loans.

Although Senior Loans in which the Fund will invest generally will be secured by specific collateral, there can be no assurance that liquidation of such collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal or that such collateral could be readily liquidated. To the extent that a Senior Loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose all of its value in the event of the bankruptcy of the borrower. Uncollateralized Senior Loans involve a greater risk of loss. The Senior Loans in which the Fund invests are usually rated below investment grade. Senior Loans made in connection with highly leveraged transactions are subject to greater risks than other Senior Loans. For example, the risks of default or bankruptcy of the borrower or the risks that other creditors of the borrower may seek to nullify or subordinate the Fund’s claims on any collateral securing the loan are greater in highly leveraged transactions.

 Until assets reach a level necessary to build a diversified portfolio of individual Senior Loans and other securities, the Fund will attempt to produce some of the income and return characteristics of the leveraged loan and high yield corporate bond markets using derivatives instruments, including swaps on credit indices as well as ETFs, ETNs, or other ETPs.

Comment #19

If appropriate, please move non-diversification risk to the Principal Risks of Investing in the Fund section of the Prospectus.  We note that approximately 40% of the Fund’s assets were invested in one issuer as of a recent date.

Response #19

Please note that non-diversification risk is currently included in the Principal Risks of Investing in the Fund section of the Prospectus. Additionally, we note that the issuer referenced in your comment is an exchange-traded fund that is a registered investment company.

Comment #20

Please clarify the meaning of “tracking risk.”  If accurate, please indicate that the Fund could potentially lose more than the principal amount initially invested in a derivative instrument, and make conforming changes throughout the Fund’s registration statement.

Response #20

We have revised the disclosure in response to your comment. Please see Response #17 above.

Comment #21

Please combine the lower rated investment risk factor with high yield risk factor.  These risk factors appear to be substantially similar.

Response #21

We have revised the disclosure in response to your comment. Please see the revised disclosure below.

Summary Section:

Lower Rated or “Junk” Securities Risk. Investments rated below investment grade by one or more nationally recognized statistical rating organization (“NRSRO”) and comparable unrated securities have speculative characteristics because of the credit risk associated with their issuers. Such investments may be subject to greater risk of loss of principal and interest than investments in higher-rated securities. Changes in economic conditions or other circumstances typically have a greater effect on the ability of issuers of lower rated investments to make principal and interest payments than they do on issuers of higher rated investments. An economic downturn generally leads to a higher non-payment rate, and a lower rated investment may lose significant value before a default occurs. Lower rated investments generally are subject to greater price volatility and illiquidity than higher rated investments.

Statutory Prospectus:

Lower Rated or “Junk” Securities Risk: Investments rated below investment grade by one or more nationally recognized statistical rating organization (“NRSRO”) and comparable unrated securities have speculative characteristics because of the credit risk associated with their issuers. Such investments may be subject to greater risk of loss of principal and interest than investments in higher-rated securities. Changes in economic conditions or other circumstances typically have a greater effect on the ability of issuers of lower rated investments to make principal and interest payments than they do on issuers of higher rated investments. An economic downturn generally leads to a higher non-payment rate, and a lower rated investment may lose significant value before a default occurs. Lower rated investments generally are subject to greater price volatility and illiquidity than higher rated investments. In addition, lower rated securities may be more susceptible to real or perceived adverse economic conditions than higher rated securities. The market for lower rated securities may be less liquid than the market for higher rated securities. This can adversely affect the Fund’s ability to buy or sell optimal quantities of lower rated securities at desired prices.

Comment #22

Please consider whether inclusion of a principal or additional risk factor related to cash or cash equivalents is appropriate.  We note that the Fund may have substantial investments in such assets given its commodities and derivative investment strategies.

Response #22

We have revised the disclosure in response to your comment. Please see the revised disclosure below.

Cash or Cash Equivalents Risk. At any time, the Fund may have significant investments in cash or cash equivalents. When a substantial portion of a portfolio is held in cash or cash equivalents, there is the risk that the value of the cash account, including interest, will not keep pace with inflation, thus reducing purchasing power over time.

Comment #23

Please supplementally disclose the proposed broad measure of performance to be used by the Fund.

Response #23

As its primary benchmark, the Fund intends to use the Barclay’s Capital U.S. TIPS Index (1-5 years). As a supplemental index, the Fund intends to use a custom benchmark is comprised of: 30% S&P Global Natural Resource Net Total Return Index, 25% S&P / LSTA Leveraged Loan Total Return Index, 25% Barclays U.S. TIPS (1-5 year) Index, 20% Dow Jones-UBS Commodity Index Total Return.

Shareholder Information

More about Class A Shares

Comment #24

With respect to the imposition of the 12-month CDSC on larger investments in the shares, please clarify how the CDSC is calculated (i.e., order of share purchased/FIFO).

Response #24

For larger investments, the 12-month CDSC is based on FIFO shares. It is calculated as 1% of the lower of either (i) the offering price or (ii) the net asset value of the shares at the time of redemption.

Share Price

Comment #25

In the bottom paragraph on page 25, please revise the third sentence to include reference to portfolio securities that are listed on a foreign securities exchange.  We note that the Fund may invest in foreign securities in addition to futures listed and traded on foreign exchanges.

Response #25

 The disclosure has been revised in response to your comment. Please see the revised disclosure below:

Because the Fund may invest in futures interests and securities primarily listed on foreign exchanges, and these exchanges may trade on weekends or other days when the Fund does not compute NAV, the value of some of the Fund’s portfolio investments may change on days when you may not be able to buy or sell Fund shares.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

Comment #26

The disclosure states that the portfolios of ETFs generally consist of common stocks.  We note that there are many ETFs (including those currently owned by the Fund) that are currently available where portfolios consists primarily of fixed income securities.  Please address this inconsistency.  Please also revise the disclosure to describe other risks that may apply to ETFs (e.g., tracking error risk and NAV risk).

Response #26

We have revised the disclosure section in response to your comment. Please see the revised disclosure below.

Exchange-Traded Funds. An ETF generally is an open-end investment company, unit investment trust or a portfolio of securities deposited with a depository in exchange for depository receipts.  The portfolios of ETFs generally consist of securities (including but not limited to common stocks or fixed income securities) that closely track the performance and dividend yield of specific securities indices, either broad market, sector or international. ETFs provide investors the opportunity to buy or sell throughout the day an entire portfolio of stocks in a single security.  Although index mutual funds are similar, they are generally sold and redeemed only once per day at market close.  Broad securities market index ETFs include Standard & Poor’s Depository Receipts (“SPDRs”), which are interests in a unit investment trust representing an undivided interest in a portfolio of all of the common stocks of the S&P 500 Index.

The ETFs in which the Fund invests are subject to liquidity risk.  Liquidity risk exists when particular investments are difficult to purchase or sell, possibly preventing the sale of the security at an advantageous time or price.  To the extent that the ETFs in which the Fund invests hold securities of companies with smaller market capitalizations or securities with substantial market risk, they will have a greater exposure to liquidity risk.

The ETFs in which the Fund invests are also subject to tracking risk. Tracking risk is the risk that derivative instruments that are intended to track the performance of a certain reference asset (such as a security, commodity, currency, or index) may not be perfect substitutes for such reference assets, and their returns may not be highly correlated to the performance of such reference asset.

Comment #27

The disclosure statement that pursuant to a claim to the NFA the Fund is not deemed to be a commodity pool operator (“CPO”) or a commodity pool order the Commodity Exchange Act (“CEA”).  As such, the Fund is not subject to registration under the CEA.  Please update the disclosure as appropriate.  In addition, please disclose whether the Adviser is or plans to register as a CPO or a commodity trading adviser with the CFTC and any potential affect such status may have on the management or operation of the Fund.

Response #27

We confirm that the Adviser is registered as a CPO and has been since January 2013. Accordingly, we have revised the noted disclosure. Please see the revised disclosure below.

The use of Financial Instruments is subject to applicable regulations of the SEC, the several exchanges upon which they are traded and the Commodity Futures Trading Commission (the “CFTC”).  In addition, the Fund’s ability to use Financial Instruments will be limited by tax considerations.  The Adviser is registered as a commodity pool operator (“CPO”) with the CFTC and is subject to certain reporting and other requirements with respect to such registration. Such registration is not anticipated to have any material impact on the management or operation of the Fund.

In addition to the instruments, strategies and risks described below and in the Prospectus, the Fund’s Adviser or Sub-Advisers may discover additional opportunities in connection with Financial Instruments and other similar or related techniques.  These new opportunities may become available as the Adviser or Sub-Advisers develop new techniques, as regulatory authorities broaden the range of permitted transactions and as new Financial Instruments or other techniques are developed.  The Adviser or Sub-Advisers may utilize these opportunities to the extent that they are consistent with the Fund’s investment objective and permitted by the Fund’s investment limitations and applicable regulatory authorities.  The Prospectus or this SAI will be supplemented to the extent that new products or techniques involve materially different risks than those described below or in the Prospectus.

Fundamental Investment Limitations

Comment #28

With respect to the Fund’s fundamental restrictions regarding issuing senior securities and borrowing money, please provide adjacent narrative disclosure indicating what is permissible under the 1940 Act.

Response #28

We have inserted additional narrative disclosure describing what is permissible under the 1940 Act. Please see the additional disclosure below.

The 1940 Act limits the Fund’s ability to issue senior securities, except that the Fund may borrow from any bank, provided that immediately after any such borrowing there is an asset coverage of at least 300% for all borrowings by the Fund and provided further, that in the event that such asset coverage shall at any time fall below 300%, the Fund shall, within three days (not including Sundays and holidays) thereafter or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowings shall be at least 300%. The 1940 Act also permits an open-end investment company to borrow money from a bank or other person provided that such loan is for temporary purposes only and is in an amount not exceeding 5% of the value of the investment company’s total assets at the time when the loan is made. A loan is presumed to be for temporary purposes if it is repaid within sixty days and is not extended or renewed. In addition, it is the Fund’s understanding that the staff of the SEC currently takes the position that the 300% asset coverage requirement with respect to bank borrowings described herein should also apply to the Fund’s loans of portfolio securities and any pledges, mortgages or hypothecations of Fund assets.

The SEC has concluded that even though reverse repurchase agreements fall within the functional meaning of the term “evidence of indebtedness,” it is the Fund’s understanding that the issue of compliance with Section 18 of the 1940 Act will not be raised with the SEC by its Division of Investment Management if the Fund covers such obligations or maintains liquid assets equal in value to its obligations with respect to these transactions. Additionally, repurchase agreements entered into by the Fund must be collateralized fully, in accordance with the provisions of Rule 5b-3 under the 1940 Act, in order for the Fund to look to the collateral, rather than the counterparty, for determining whether its assets are “diversified” for 1940 Act purposes.

Comment #29

The Fund should consider the concentration of affiliated and unaffiliated underlying funds when determining whether the fund is in compliance with its own concentration polities.  Please add disclosure that the Fund will consider the concentration of the underlying funds where determining compliance with its own concentration policies.

Response #29

We have revised the disclosure in response to your comment. Please see the revised disclosure below.

Each Subsidiary will also follow the Fund’s fundamental and non-fundamental investment restrictions, described above, with respect to its investments on a consolidated basis.  The Fund will look through a Subsidiary for purposes of compliance with diversification, leverage and concentration requirements and restrictions. The Fund will also consider the concentration of any underlying funds when determining compliance with its concentration policies.

Management of the Fund

Investment Adviser

Comment #30

Please disclose the name of any person who controls the Adviser pursuant to Form N-1A Item 19A.

Response #30

We have added the following disclosure in response to your comment.

The control persons of the Adviser are: Michael Hanus (Principal and Portfolio Manager for the Adviser), Cory Pavlik (Chief Compliance Officer of the Adviser), Alec Petro (Principal and Portfolio Manager for the Adviser), Bay Hill Capital Management, LLC, Fort Hill Capital Management, LLC, and Leah Petro.

Comment #31

We note that the Fund’s portfolio managers, Mike Hanus and Alec Petro, are principals of the Adviser.  If appropriate, please disclose any affiliates of the Fund who are also affiliates of the Adviser including a list of the capacities in which the person is affiliated with the Fund and the Adviser.

Response #31

There are no other affiliates of the Fund who are also affiliates of the Adviser.

Board Leadership Structure

Comment #32

The disclosure indicates that the Chairman of the Board is an interested person and that the Board has not appointed a lead independent Trustee.  Please describe with greater specificity why the Fund has determined that its leadership structure is appropriate.

Response #32

The Board has a single interested trustee out of a Board of five trustees, and we feel that given the nature of Northern Lights Fund Trust II as a shared trust platform, it is appropriate for such interested trustee to act as the Chairman of the Board. Northern Lights Fund Trust II does not currently have a lead independent trustee. All of the independent trustees equally and actively participate in Board meetings. Accordingly, at this time, the independent trustees do not believe that it is necessary to appoint one of them to “lead” them. The Board, which conducts annual self-assessments, expects to monitor the continued appropriateness of this structure.

Board Committees

Comment #33

The disclosure indicates that the Nominating Committee “generally” will not consider shareholder nominations for candidacy as a trustee.  Please explain the circumstances pursuant to which shareholder nominees will be considered including the procedures for shareholders to submit board recommendations.  In the alternative, delete the term “generally.”

Response #33

We have revised the disclosure in response to your comment to delete the word “generally.”

Trustee Compensation

Comment #34

Please revise footnote 3 on the Trustee Compensation table on page. B-34.  If accurate, please include NLFT and NLFT III as member of the Fund complex.  If appropriate, please explain why these trustees were omitted from the footnote.

Response #34

We have revised the disclosure by deleting the reference to Northern Lights ETF Trust, but including references to Northern Lights Fund Trust, Northern Lights Fund Trust III and Northern Lights Variable Trust. While these trusts are not held out to investors as related companies for purposes of investment and investor services, the indicated trusts do have some common investment advisers. Accordingly, we have listed them as members of the “fund complex” even though they share no trustees.

Portfolio Managers

Other Accounts Managed by the Portfolio Managers

Comment #35

On page B-43, in the last paragraph, the disclosure indicates that the Fund’s portfolio managers also manage accounts for other advisory clients.  The other accounts table on page B-42 indicates that none of the portfolio managers managed any other accounts as of the date of the most recent annual report.  Please address this inconsistency.

Response #35

The portfolio managers do not currently manage any other accounts. We have revised the disclosure to state that they may, rather than do, manage other accounts. Please see the revised disclosure below.

Individual investment professionals at the Adviser may manage multiple accounts for multiple clients. These accounts may include mutual funds and hedge funds. The Fund’s managers listed in the prospectus who are primarily responsible for the day-to-day management of the Fund generally manage accounts in several different investment styles. These accounts may have investment objectives, strategies, time horizons, tax considerations and risk profiles that differ from those of the Fund. The portfolio managers make investment decisions for any such account, including the Fund, based on the investment objectives, policies, practices, benchmarks, cash flows, tax and other relevant investment considerations applicable to that account.

Portfolio Managers’ Compensation

Comment #36

Please clarify if the portfolio managers’ compensation is performance-based including the identity of the relevant performance benchmark.  If appropriate, please briefly describe the terms of any deferred compensation or similar plans in which the portfolio managers participate.

Response #36

Portfolio managers’ compensation is not performance-based, but rather qualitative (subjective). It is not related to any particular performance benchmark. Accordingly, we feel that the disclosure currently included in the Prospectus is correct.

Other Service Providers

Comment #37

Please disclose any front-end sales load reallowances to dealers as a percentage of the offering price of the Fund’s shares.

Response #37

This is currently disclosed in the Prospectus. Please see page 22 of the Prospectus in the table disclosing information relating to sales charges that apply to purchases of Class A shares of the Fund.

***

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact us at (202) 239-3346 or (202) 239-3670.

Sincerely,

/s/ David J. Baum

David J. Baum

/s/ Sarah W. Kabealo

Sarah W. Kabealo